

ADVANTAGE

ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com





06014733

June 27, 2006

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

SUPPL

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

June 14, 2006 – Press Release - Monthly Distribution Announcement
June 22, 2006 – Press Release - Joint Announcement of Plan of Arrangement Approval and Hedging Update
June 23, 2006 – Press release – Joint Announcement of Closing of Plan of Arrangement

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund
(403) 781-8140


SEC MAIL PROCESSING
RECEIVED
JUN 28 2006
WASH, D.C.
209
SECTION



ADVANTAGE

ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com

June 27, 2006

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

June 14, 2006 – Press Release - Monthly Distribution Announcement
June 22, 2006 – Press Release - Joint Announcement of Plan of Arrangement Approval and Hedging Update
June 23, 2006 – Press release – Joint Announcement of Closing of Plan of Arrangement

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund
(403) 781-8140


SEC MAIL PROCESSING
RECEIVED
JUN 28 2006
WASH, D.C.
209
SECTION



ADVANTAGE

ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

June 14, 2006

Advantage Announces Distribution of Cdn$0.25 per Unit

(TSX: AVN.UN, NYSE: AAV)

CALGARY, ALBERTA – June 14, 2006 - Advantage Energy Income Fund ("Advantage") is pleased to announce that the cash distribution for the month of June 2006 will be Cdn$0.25 per Unit. The current monthly distribution represents an annualized yield of 15.9%based on the June 13, 2006 closing price of Cdn$18.87 per Unit.

The distribution will be payable on July 17, 2006 to Unitholders of record at the close of business on June 30, 2006. The ex-distribution date is June 28, 2006. The cash distribution is based on approximately 59.7 million Units currently outstanding.

The CDN$0.25 per Unit is equivalent to approximately US$0.225 per Unit if converted using a Canadian/US dollar exchange rate of 1.11. The US dollar equivalent distribution will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

For further information please contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723

Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com

The information in this news release may contain certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.


ADVANTAGE
ENERGY INCOME FUND


Ketch
RESOURCES TRUST

News Release

June 22, 2006

Advantage Energy Income Fund and Ketch Resources Trust Announce Plan of Arrangement Approval and Hedging Program Update

CALGARY, ALBERTA (June 22, 2006) - Advantage Energy Income Fund ("Advantage" or the "Fund") (TSX:AVN.UN) (NYSE:AAV) and Ketch Resources Trust ("Ketch") (TSX:KER.UN) are pleased to announce results of Unitholder meetings held today regarding the merger of Advantage and Ketch. The Plan of Arrangement ("the Arrangement") was approved by 96.58% of the votes cast at the Advantage Unitholder meeting and 88.43% of the votes cast at the Ketch Unitholder meeting. Court approval was also received today and the Arrangement is expected to close on June 23, 2006. The combined entity will continue under the name Advantage Energy Income Fund.

Hedging Update

Subsequent to the successful closing of the merger with Ketch, the combined entity will have the following hedges in place which will help provide greater commodity price stability on a portion of the Fund's production volumes.

Description of Hedge	Term	Volume		Average Price
Natural Gas - AECO				
Fixed price	November 2006 to March 2007	3,791 mcf/d		$10.02 Cdn/mcf
Participating collar (50%)	April to October 2006	9,478 mcf/d	Floor	$7.53 Cdn/mcf
Collar	November 2006 to March 2007	4,739 mcf/d	Floor Ceiling	$8.07 Cdn/mcf $11.61 Cdn/mcf
Collar	November 2006 to March 2007	9,478 mcf/d	Floor Ceiling	$8.18 Cdn/mcf $11.24 Cdn/mcf
Collar	November 2006 to March 2007	4,739 mcf/d	Floor Ceiling	$8.18 Cdn/mcf $11.66 Cdn/mcf
Collar	November 2006 to March 2007	4,739 mcf/d	Floor Ceiling	$8.44 Cdn/mcf $12.40 Cdn/mcf
Collar	November 2006 to March 2007	4,739 mcf/d	Floor Ceiling	$8.44 Cdn/mcf $12.29 Cdn/mcf
Crude Oil – WTI				
Collar	January to December 2006	500 bbls/d	Floor Ceiling	$55.00 US/bbl $76.50 US/bbl
Collar	October 2006 to March 2007	1,250 bbls/d	Floor Ceiling	$65.00 US/bbl $87.40 US/bbl

Advisory

BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and

natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

For further information please contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com


ADVANTAGE
ENERGY INCOME FUND


Ketch
RESOURCES TRUST

News Release

June 23, 2006

Advantage Energy Income Fund and Ketch Resources Trust Announce Closing of Plan of Arrangement

CALGARY, ALBERTA (CNW – June 23, 2006) - Advantage Energy Income Fund ("Advantage" or the "Fund") (TSX:AVN.UN) (NYSE:AAV) and Ketch Resources Trust ("Ketch") (TSX:KER.UN) are pleased to announce the closing of the Plan of Arrangement (the "Arrangement") and the successful merger of the two trusts.

The combined entity will continue under the name Advantage Energy Income Fund and will trade on the TSX under the symbol AVN.UN and on the NYSE under the symbol AAV. The Ketch trust units and 6.5 % convertible debentures will be delisted from the TSX on or about June 28, 2006. Subsequent to the delisting of the Ketch 6.5% convertible debentures, Advantage will assume all covenants and obligations of the 6.5% convertible debentures which will then commence trading on the TSX under the symbol "AVN.DB.E".

Advisory

BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

For further information please contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723

Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com